24001491

OMB APPROVAL
OMB Number: 3235-0123
Expires: Nov. 30, 2026
Estimated average burden hours per response: 12

SEC FILE NUMBER
~~8-05743~~

~~8-5110~~ 8-48630 ems

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 07/1/2023 (MM/DD/YY) AND ENDING 06/30/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: Financial Sense Securities, Inc.

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

SEC Mail Processing
AUG 29 2024
Washington, DC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

10809 Thornmint Road, 2nd Floor
(No. and Street)

San Diego	CA	92127
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Sandy Pappalardo	858-487-3939	sandy pappalardo@financialsense com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LMHS, P.C.
(Name – if individual, state last, first, and middle name)

80 Washington St, Bldg S	Norwell	MA	02061
(Address)	(City)	(State)	(Zip Code)

2/24/2009	3373
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Sandy Pappalardo, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of Financial Sense Securities, Inc., as of 6/30, 2024, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: [signature]

Title: CEO

SEE ATTACHED

Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ■ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California
County of San Diego

Subscribed and sworn to (or affirmed) before me on this 21 day of August, 2024, by Sandy Pappalardo ________________, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

SIAVASH REZAEI ROKHSARI
Notary Public - California
San Diego County
Commission # 2336765
My Comm. Expires Dec 3, 2024

(Seal) Signature

For Annual Reports Form X-17a-5 part III
Dated Beging 07/01/2023
And Ending 06/30/2024

SEC Mail Processing

AUG 2 9 2024

Washington, DC

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Financial Report
And
Report of Independent Registered
Public Accounting Firm

Year Ended June 30, 2024

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Table of Contents

LMHS, P.C.
Certified Public Accountants and Advisors

Report of Independent Registered Public Accounting Firm

To the Board of Directors
Financial Sense Securities, Inc.
San Diego, California

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Financial Sense Securities, Inc., as of June 30, 2024, and the related statements of operations, changes in stockholder's equity, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Financial Sense Securities, Inc. as of June 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the entity's management. Our responsibility is to express an opinion on these financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to Financial Sense Securities, Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information appearing on pages 13 through 15 has been subjected to audit procedures performed in conjunction with the audit of Financial Sense Securities, Inc.'s financial statements. The supplemental information is the responsibility of Financial Sense Securities, Inc. management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with *C.F.R. §240 17a-5.* In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

LMHS, P. C

LMHS, P.C.
We have served as Financial Sense Securities, Inc.'s auditor since 2023.
Norwell, Massachusetts

August 26, 2024

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Financial Condition

June 30, 2024

ASSETS

Cash & cash equivalents	$512,110
Securities owned	764,843
Commissions Receivable	20,696
Deposits with clearing firm	100,000
Deferred taxes	105,640
Prepaid and other assets	34,425
Total assets	$1,537,714

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable	$1,400
Accrued Commissions	357,232
Due to Related Party	428,197
	786,829
Stockholder's Equity	
Common stock, no par value, 100,000 shares authorized, 100 shares issued and outstanding	30,000
Paid-in capital	167,793
Retained earnings	553,092
Total Stockholder's equity	750,885
Total Liabilities & Stockholder's equity	$1,537,714

See notes to financial statements

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Operations

Year Ended June 30, 2024

Revenues	
Commissions	$353,116
Revenue from sale of investment company shares	212,331
Other revenues	784,968
Realized loss on securities owned	(211,087)
Unrealized gain on securities owned	275,643
Interest	40,176
Total revenues	$1,455,147
Expenses	
Clearing and other charges	$433,439
Commissions	272,298
Expense sharing	371,155
Information services	52,407
Other Expenses	135,598
Taxes, licenses, and registrations	19,005
Insurance	25,404
Total expenses	$1,309,306
Income	
Income before income taxes	145,841
Income tax expense	68,323
Net income	$ 77,518

See notes to financial statements

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc)

Statement of Changes in Stockholder's Equity
Year Ended June 30, 2024

	Common Stock		*Paid-in*	*Retained*	
	Shares	*Amount*	*Capital*	*Earnings*	*Total*
Balance, July 1, 2023	100	$30,000	$167,793	$487,858	$685,651
Net Income	-	-	-	77,518	77,518
Dividend for Current Year				-12,284	-12,284
Balance, June 30, 2024	100	$30,000	$167,793	$553,092	$750,885

See notes to financial statements

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Statement of Cash Flows

Year Ended June 30, 2024

Cash flows from operating activities	
Net Income	$ 77,518
Deferred taxes	67,523
Unrealized gain on securities owned	(275,643)
Realized loss on securities owned	211,087
Changes in operating assets and liabilities	
Commissions receivable	7,938
Prepaid and other assets	800
Accounts payable	(1,410)
Accrued commissions	40,219
Net cash provided by operating activities	$128,032
Cash flows from investing activities	
Proceeds from the sale of securities	1,685,889
Purchase of securities	(1,454,080)
Net cash provided by investing activities	231,809
Cash flows from financing activities	
Dividend CY	(12,284)
Net cash used in financing activities	(12,284)
Net increase in cash & cash equivalents	347,557
Cash and cash equivalents	
Beginning of year	164,552
End of year	$512,110
Supplemental disclosure of cash flow information	
Taxes paid	$ 0
Interest paid	$ 0

See notes to financial statements.

Notes to Financial Statements

1. THE COMPANY AND ITS SIGNIFICANT ACCOUNTING POLICIES

The Company. Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer licensed by the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company provides broker-dealer services as an introducing broker-dealer clearing customer transactions through another broker-dealer on a fully disclosed basis.

Accounting Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates.

Revenue Recognition – ASC 606

A. Significant accounting policy: Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer.

Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

B. Nature of services

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue.

Commissions: This includes performance obligations related to transactions that is subject to SEA Rule 10b-10 for any remuneration that would need to be disclosed. It also includes any transaction when the Company is engaged as an agent. It does not include net gains or losses from transactions made by the Company when acting as a principal, or riskless principal.

Revenue from sale of Investment Company Shares: This includes commissions earned from the sale of open-end mutual funds that contain a load. Included are commissions charged on transactions on no load funds and UIT's to the extent they are open end companies.

Revenue from sale of Insurance Based Products: This includes revenue from any variable annuity or any other financial instrument that contains an insurance and security component and includes fixed annuities.

Interest/Rebate/Dividend Income. This includes rebates and/or interest earned on securities borrowings; reverse repurchase transactions; Margin interest; interest earned from customer bank sweep into FDIC insured products and '40 Act investments and any interest and/or dividends on securities held in Firm inventory.

Other Revenue: This includes fees earned from affiliated entities; investment banking fees, M&A advisory; account supervision and investment advisory fees; administrative fees, revenue from research services; rebates from exchanges/ECN and ATS; 12b-1 fees; Mutual fund fees other than concessions or 12b-1 fees; execution service fees; clearing services; fees earned from customer bank sweep into FDIC insured products or from '40 Act companies and networking fees from '40 Act companies.

Cash and Cash Equivalents. The Company has defined cash equivalents as highly liquid investments, with original maturities of less than three months, that are not held for sale in the ordinary course of business.

Securities Owned. Securities owned are stated at market value, based on quoted market prices.

Concentration of Credit Risk. The company maintains cash balances with various financial institutions. Management performs periodic evaluations of the relative credit standing of these institutions. The Company has not sustained any material credit losses from these instruments.

Receivables are due primarily from financial institutions such as investment companies, insurance companies, and clearing broker/dealers. These entities are geographically dispersed across the United States. The Company maintains individually significant receivable balances with major financial institutions. If the financial condition and operations of these institutions deteriorate substantially, the Company's operating results could be adversely affected. No allowance for doubtful accounts was considered necessary at June 30, 2024.

Financial Instruments. The carrying values reflected in the statement of financial condition at June 30, 2024 reasonably approximate the fair values financial instruments. In making such assessment, the Company has utilized discounted cash flow analyses, estimates, and quoted market prices as appropriate. No allowance for potential credit losses was considered necessary at June 30, 2024.

2. FAIR VALUE MEASUREMENTS

The Company follows a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurements) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy are described below:

- Level 1 inputs are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.
- Level 2 inputs are inputs (other than quoted prices included with level 1) that are observable for the asset or liability, either directly or indirectly.
- Level 3 are unobservable inputs for the asset or liability and rely on management's own assumptions about the assumptions that market participants would use in pricing the asset or liability.

The following is a description of the valuation methodologies used for assets measured at fair value.

- Money Market Funds: Valued at quoted market prices.
- Equity Securities: Valued at quoted market prices.
- Mutual Funds: Valued at quoted market prices.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value as of June 30, 2024:

	Level 1	*Level 2*	*Level3*	*Total*
Securities owned				
US Treasury/Agency Securities	$494,593	-	-	494,593
Money Market	270,252			270,252
	$764,845	$ -	$ -	$764,845

3. INCOME TAXES

The Company is a C corp. and does not file consolidated income tax returns. The Company uses the liability method of accounting for income taxes whereby deferred tax asset and liability account balances are calculated at the statement of financial condition date using the current tax laws and rates in effect. The Company is no longer subject to federal, state, or local tax examinations by taxing authorities for years before 2020.

Income tax expense	
Federal	$0
State	800
	$800

At June 30, 2024, the Company had net deferred tax assets and liabilities as follows:

Effect of cash method for income taxes	$100,840
Unrealized investment loss	4,800
Deferred tax asset (liability), net	$105,640

4. RELATED PARTY TRANSACTIONS

The Company is a wholly owned subsidiary of Financial Sense Advisors, Inc. ("FSA"). FSA is a registered investment advisor which clears certain securities transactions through the Company. FSA has an expense sharing agreement with the Company involving the use of certain facilities and administrative assistance. Under this agreement, FSA charged the Company expenses of $371,155 in fiscal 2024. The expense sharing agreement is calculated on a calendar year not on a corporate year so the amounts will vary. The Company has reviewed ASC 842 Lease Accounting and does not believe that it is applicable to the Company because the operating lease for the company's office space is by the parent company.

5. NET CAPITAL REQUIREMENTS

Under Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital (as defined) and a ratio of aggregate indebtedness to net capital (as defined) not exceeding 15 to 1.

The Company's ratio at June 30, 2024 was 1.3553 to 1. The basic concept of the Rule is liquidity, its object being to require a broker-dealer in securities to have at all times sufficient liquid assets to cover its current indebtedness. At June 30, 2024, the Company had net capital of $580,545 which was $480,545 in excess of the amount required by the SEC. The company's minimum net capital is the greater of $100,000 or 6 2/3 of aggregate indebtedness or $52,481, which in this case is $100,000.

6. COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO THE POSSESSION AND CONTROL REQUIREMENTS UNDER SEC RULE 15c3-3

The Company relies on Section (k) (2) (ii) of the Securities Exchange Rule 15c3-3 to exempt them from the provisions of these rules.

7. OFF BALANCE SHEET RISK

As discussed in Note 1, the Company does not hold customer segregated cash or securities balances. Transactions are processed by a clearing firm on a fully disclosed basis. In conjunction with this arrangement, the Company is contingently liable for any unsecured debit balances in the customer accounts introduced by the Company. These customer activities may expose the Company to off-balance-sheet credit risk in the event the introduced customer is unable to fulfill its contracted obligations. The Company seeks to control such credit risk by monitoring its exposure to the risk of loss daily, on an account-by-account basis. At June 30, 2024, the Company was not responsible for any unsecured debits and did not have any open positions in its trading accounts.

8. CLEARING AGREEMENT AND CLEARING DEPOSIT

The Company operates as an introducing broker clearing customer trades on a fully disclosed basis through a nationally recognized clearing broker, National Financial Services, LLC. Under this basis, it forwards all customer transactions to another broker who carries all customers' accounts and maintains and preserves all books and records. In accordance with its clearing agreement, the Company was required to deposit funds in a clearing deposit account that is maintained by the clearing broker in the amount of approximately $100,000. The funds are invested in a money market fund.

9. COMMITMENTS AND CONTINGENCIES

From time to time, the Company is involved in routine litigation that arises in the ordinary course of business. The Company believes, to the extent not previously recorded, that there are no pending significant legal proceedings to which the Company is a party for which management believes the ultimate outcome would have a material adverse effect on the Company's financial position.

10. SUBSEQUENT EVENTS

The management has reviewed the results of operations for the period of time from its year end June 30, 2024 through August 26, 2024 the date the financial statements were available to be issued, and have determined that no adjustments are necessary to the amounts reported in the accompanying statements nor have any subsequent events occurred, the nature of which would require disclosure.

*****

FINANCIAL SENSE SECURITIES , INC.

(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule I
Computation of Net Capital
Pursuant to SEC Rule 15c3-1

June 30, 2024

Total stockholder's equity	$750,885
Less non-allowable assets	
Deferred income taxes	105,640
Prepaid and Other Assets	34,425
Net capital before charges on security positions	610,820
Less charges on security positions	
Securities owned	17,746
Undue concentration	12,529
Net capital	$580,545
Total aggregate indebtedness	$ 786,829
Ratio of aggregate indebtedness to net capital	1.3553
Minimum net capital required	$100,000

Note: There are no differences between the net capital reported above and the net capital reported on Form FOCUS X-17A-5 Part IIA at June 30, 2024.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule II
Computation for Determination of Reserve Requirements
Pursuant to Rule 15c3-3

June 30, 2024

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no reserve requirements. Consequently, a reserve requirement was not calculated in Part II of Form X-17A-5 of this Company's FOCUS report as of June 30, 2024; and a reconciliation to that calculation is not included herein.

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(ii) and is supported by footnote 74 to SEC Release 34-70073.

FINANCIAL SENSE SECURITIES , INC.
(A Wholly-owned Subsidiary of Financial Sense Advisors, Inc.)

Schedule III
Information Relating to the Possession or Control Requirements
Pursuant to Rule 15c3-3

June 30, 2024

The Company is exempt from Rule 15c3-3 under the exemptive provisions of section (k) (2) (ii) and, accordingly, has no possession or control requirements.

The Company is exempt from the Reserve Requirement of computation according to the provisions of Rule 15c3-3(k)(2)(ii) and is supported by footnote 74 to SEC Release 34-70073.

Financial Sense Securities, Inc.
Exemption Report

Financial Sense Securities, Inc. (the "Company") is a registered broker-dealer subject to Rule 17a- 5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(l) and (4). To the best of its knowledge and belief, the Company states the following:

(1)The Company claimed exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. §240.15c3-3 (k)(2)(ii)

(2)The Company met the identified exemption provisions in 17 C.F.R. §240.15c3-3 throughout the most recent fiscal year without exception.

(3) The Company is also filing this Exemption Report because the Company's other business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company;
(3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker/dealers, or providing technology or platform services; and/or (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and The Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) ofRule15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3)did not carry PAB accounts (as defined in Rule 15c3-3) throughout the fiscal year ending June 30, 2024 without exception.

The statement above was made to the best knowledge and belief of the undersigned.

Financial Sense Securities, Inc.

By: [signature]

Title: CEO

Date: 8/28/24

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors
Financial Sense Securities, Inc.
San Diego, California

We have reviewed management's statements, included in the accompanying exemption report in which (1) Financial Sense Securities, Inc., identified the following provisions of 17 C.F.R. §15c3-3(k) under which Financial Sense Securities, Inc. claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(ii) (the "exemption provision") and (2) Financial Sense Securities, Inc. identified that the non-covered Financial Sense Securities, Inc.'s activities or other eligible activities are not required to comply with the requirements of SEC Rule 15c3-3 by reason of the SEC's guidance set forth in footnote 74 to SEC Release No. 34-70073 (July 30, 2013). The FAQs, as described herein, are essentially an implementation of the footnote 74 requirements. Financial Sense Securities, Inc. stated that Financial Sense Securities, Inc. met the identified exemption provision throughout the most recent fiscal year of 2024, without exception. Financial Sense Securities, Inc.'s management is responsible for compliance with the exemption provision and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and accordingly, included inquiries and other required procedures to obtain evidence about Financial Sense Securities, Inc.'s compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) Footnote 74 of Rule 15c3-3 under the Securities Exchange Act of 1934.

LMHS, P. C

LMHS, P.C.
We have served as Financial Sense Securities, Inc.'s auditor since 2023.
Norwell, Massachusetts

August 26, 2024

LMHS, P.C.
Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED UPON PROCEDURES

To the Board of Directors
Financial Sense Securities, Inc.
San Diego, California

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below on the accompanying General Assessment Reconciliation (Form SIPC-7) for the year ended June 30, 2024. Management of Financial Sense Securities, Inc. (Company) is responsible for its Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7.

Management of the Company has agreed to and acknowledged that the procedures performed are appropriate to meet the intended purpose of assisting you and SIPC in evaluating the Company's compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Additionally, SIPC has agreed to and acknowledged that the procedures performed are appropriate for their intended purpose. This report may not be suitable for any other purpose. The procedures performed may not address all the items of interest to a user of this report and may not meet the needs of all users of this report and, as such, users are responsible for determining whether the procedures performed are appropriate for their purposes. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose.

The procedures we performed and the associated findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries noting no differences,

2. Compared the Total Revenue amounts reported on the Annual Audited Report Form X-17A-5 Part III for the year ended June 30, 2024, with the Total Revenue amounts reported in Form SIPC-7 for the year ended June 30, 2024, noting no differences,

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers noting no differences.

4. Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences, and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed noting no differences.

We were engaged by the Company to perform this agreed-upon procedures engagement and conducted our engagement in accordance with attestation standards established by the AICPA and in accordance with the standards of the Public Company Accounting Oversight Board (United States). We were not engaged to and did not conduct an examination or a review engagement, the objective of which would be the expression of an opinion or conclusion, respectively, on the Company's Form SIPC-7 and for its compliance with the applicable instructions on Form SIPC-7 for the year ended June 30, 2024. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

We are required to be independent of the Company and to meet our other ethical responsibilities in accordance with the relevant ethical requirements related to our agreed-upon procedures engagement.

This report is intended solely for the information and use of the Company and SIPC and is not intended to be, and should not be, used by anyone other than these specified parties.

LMHS, P.C

LMHS, P.C.
We have served as Financial Sense Securities, Inc.'s auditor since 2023.
Norwell, Massachusetts

August 26, 2024

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

Determination of "SIPC NET Operating Revenues" and General Assessment for:

MEMBER NAME	*SEC No.*
FINANCIAL SENSE SECURITIES INC	8-48630

For the fiscal period beginning 7/1/2023 and ending 6/30/2024

1	Total Revenue (FOCUS Report – Statement of Income (Loss) – Code 4030)		$ 1,455,146.00
2	Additions:		
a	Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.		
b	Net loss from principal transactions in securities in trading accounts.		
c	Net loss from principal transactions in commodities in trading accounts.		
d	Interest and dividend expense deducted in determining item 1.		
e	Net loss from management of or participation in the underwriting or distribution of securities.		
f	Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit management of or participation in underwriting or distribution of securities.		
g	Net loss from securities in investment accounts.	$ 211,087.00	
h	Add lines 2a through 2g. This is your **total additions.**		$ 211,087.00
3	Add lines 1 and 2h		$ 1,666,233.00
4	Deductions:		
a	Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products.	$ 537,026.00	
b	Revenues from commodity transactions.		
c	Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	$ 376,339.00	
d	Reimbursements for postage in connection with proxy solicitations.		
e	Net gain from securities in investment accounts.		
f	100% commissions and markups earned from transactions in (I) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.		
g	Direct expenses of printing, advertising, and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).		
h	Other revenue not related either directly or indirectly to the securities business.		
	Deductions in excess of $100,000 require documentation		
5 a	Total interest and dividend expense (FOCUS Report - Statement of Income (Loss) - Code 4075 plus line 2d above) but not in excess of total interest and dividend income		
b	40% of margin interest earned on customers securities accounts (40% of FOCUS Report - Statement of Income (Loss) - Code 3960)		
c	Enter the greater of line 5a or 5b	$ 0.00	
6	Add lines 4a through 4h and 5c. This is your **total deductions.**		$ 913,365.00

SECURITIES INVESTOR PROTECTION CORPORATION

SIPC-7
37 REV 0722

GENERAL ASSESSMENT FORM

For the fiscal year ended 6/30/2024

7	Subtract line 6 from line 3. This is your **SIPC Net Operating Revenues.**			$ 752,868.00
8	Multiply line 7 by .0015. This is your **General Assessment.**			$ 1,129.00
9	Current overpayment/credit balance, if any			$ 0.00
10	General assessment from last filed 2024 SIPC-6 or 6A		$ 245.00	
11	a Overpayment(s) applied on all 2024 SIPC-6 and 6A(s)	$ 18.00		
	b Any other overpayments applied	$ 0.00		
	c All payments applied for 2024 SIPC-6 and 6A(s)	$ 227.00		
	d Add lines 11a through 11c		$ 245.00	
12	**LESSER** of line 10 or 11d.			$ 245.00
13	a Amount from line 8		$ 1,129.00	
	b Amount from line 9		$ 0.00	
	c Amount from line 12		$ 245.00	
	d Subtract lines 13b and 13c from 13a. This is your **assessment balance due.**			$ 884.00
14	Interest (see instructions) for 0 days late at 20% per annum			$ 0.00
15	**Amount you owe SIPC.** Add lines 13d and 14.			$ 884.00
16	Overpayment/credit carried forward (if applicable)			$ 0.00

SEC No.	*Designated Examining Authority*	*FYE*	*Month*
8-48630	DEA: FINRA	2024	Jun

MEMBER NAME FINANCIAL SENSE SECURITIES INC
MAILING ADDRESS P O BOX 503147
SAN DIEGO, CA 92150-3147
UNITED STATES

Subsidiaries (S) and predecessors (P) included in the form (give name and SEC number)

☑ By checking this box, you certify that you have the authority of the SIPC member to sign this form; that all information in this form is true and complete; and that on behalf of the SIPC member, you are authorized, and do hereby consent, to the storage and handling by SIPC of the data in accordance with SIPC's Privacy Policy

FINANCIAL SENSE SECURITIES INC	SANDRA PAPPALARDO
(Name of SIPC Member)	(Authorized Signatory)
8/14/2024	sandy.pappalardo@financialsense.com
(Date)	(e-mail address)

Completion of the "Authorized Signatory" line will be deemed a signature.

This form and the assessment payment are due 60 days after the end of the fiscal year.